Exhibit 99.1

New Gold Eliminates Legacy Gold Hedges

(All figures are in US dollars unless otherwise indicated)

May 15, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that the company has eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite mine. As a result of Mesquite’s successful start-up, the company repaid the loan in 2010, four years ahead of schedule. With the elimination of the hedges, New Gold’s gold production and gold resource base now have full leverage to the gold price.

“Our constructive view on the gold price has led us to unwind the gold hedges,” stated Randall Oliphant, Executive Chairman. “We believe the recent pullback in the gold price has provided us with a window to be opportunistic in eliminating the hedges. We look forward to the balance of 2013 and full year 2014 earnings and cash flow benefitting meaningfully as a result.”

By unwinding the hedges, New Gold has removed the requirement to deliver 5,500 ounces of gold monthly at a fixed price of $801 per ounce from May 2013 through the end of 2014. In total, an additional 110,000 ounces of future production can now be sold at the prevailing spot gold price rather than the contract price of $801 per ounce. In total, the company paid $65.7 million to eliminate the gold hedges. The transaction was executed at an average spot price of $1,396 per ounce.

New Gold continues to have a strong balance sheet with significant financial flexibility and anticipates that the elimination of the hedges should result in even more robust earnings and cash flow going forward.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, in Canada obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and in Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com